UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 5 May 2022

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



Media Release



Operational update
for the quarter ended 31 March 2022

STATEMENT BY CHRIS GRIFFITH, CEO

SOLID QUARTER DESPITE INFLATIONARY PRESSURES

Q1 2022 was another challenging start to a year from a macro viewpoint. As we finally seemed to have overcome the worst of COVID-19 around the world, the invasion of Ukraine by Russia has had a material impact. Despite the devastation caused by any form of war, the world is being plagued with heightened inflation, driven by high oil and gas prices and more broadly, higher commodity prices. While we expected the mining sector to be challenged by high inflation at the start of the year, the impact has been worse than initially expected. High commodity prices have driven inflation in energy costs; logistics and consumables.



Despite the global challenges, Gold Fields had a solid Q1 2022. Group attributable equivalent gold production was 580koz, up 7% YoY (down 8% QoQ). Group production remains on track to deliver the guidance provided in February 2022. Group AISC for the quarter was US$1,150/oz, up 7% YoY and up 9% QoQ. AIC for the Group was US$1,320/oz, 6% higher YoY (down 4% QoQ) as project capital expenditure at Salares Norte continued into 2022. Net debt at the end of the quarter was US$984m, compared to US$969m at the end of December 2021, primarily driven by the payment of the final dividend of US$153m and a non-controlling interest holders dividend of US$14m. The Group generated free cash flow of US$161m in Q1 2022. The net debt to EBITDA at the end of the quarter was 0.39x, largely unchanged QoQ. The balance sheet remains in a very strong position.

COVID-19 update

We are pleased to report that we had no further COVID-19-related deaths among our workforce this year (up to end-April), but we continue to apply comprehensive measures to prevent our employees and contractors from contracting the virus. As at 30 April 2022, 86% of our global workforce had been fully vaccinated, while 46% had received at least one booster vaccination. We have also continued with regular testing. COVID-19-related expenditure in Q1 totalled US$6.8m, of which US$4.0m occurred in Chile to cover the logistics and accommodation requirements of the construction workforce at the Salares Norte project.

Q1 2022 operational performance

The Australian region produced 258koz, up 10% YoY (down 8% QoQ) at AIC of A$1,714/oz (US$1,241/oz) (up 12% YoY and up 12% QoQ) and AISC of A$1,604/oz (US$1,161/oz) (up 11% YoY and up 15% QoQ).

Our mines in Ghana produced 210koz (including 45% of Asanko), down 5% YoY (down 3% QoQ), at AIC of US$1,213/oz (up 13% YoY and up 8% QoQ) and AISC of US$1,181/oz (up 14% YoY and up 7% QoQ).

Production at Cerro Corona in Peru was 56koz (gold equivalent), up 21% YoY (down 30% QoQ) at AIC of US$1,009 per gold equivalent ounce (up 21% YoY and up 6% QoQ) and AISC of US$963 per gold equivalent ounce (up 35% YoY and up 13% QoQ).

South Africa continued the strong momentum from H2 2021, with Q1 2022 production of 78koz, largely flat QoQ (historically Q1 is seasonally weak), and 31% higher YoY. During the first quarter AIC was R705,316/kg (US$1,441/oz) (up 2% YoY and down 3% QoQ) and AISC of R671,829/kg (US$1,373/oz) (up 1% YoY and down 3% QoQ). Productivity trends continued to improve across key leading indicators during the quarter.

SALIENT FEATURES

580,000
ounces of attributable gold production

US$1,320
per ounce of all-in cost

JOHANNESBURG, 5 May 2022: Gold Fields Limited (NYSE & JSE: GFI) is pleased to provide an operational update for the quarter ended 31 March 2022. Detailed financial and operational results are provided on a six-monthly basis i.e. at the end of June and December.

Update on Salares Norte

A protracted third wave of COVID-19 in Chile, which resulted in increased absenteeism, impacted the Salares Norte project during Q1 2022, due to a lower number of personnel on site. By the end of the quarter, the third wave had subsided and activity on the site increased. Total project progress at the end of March was 70%, compared to the 63% at the end of Q4 2021. The project remains on track for first gold at the end of Q1 2023.

US$77.5m was spent on the project during the quarter, comprising US$63.0m in capex, US$9.2m in exploration, US$4.3m in investment in working capital and US$2.8m in other cost, partially offset by a realised gain of US$1.8m on the FX hedge. Given the elevated level of inflation, the contingency that was built into the capex forecast has started to be eroded. Should inflation continue at current levels, we expect the overall project capex to be 5-7% higher than expected. To-date, the Peso hedge has paid out US$40m, which will be credited to the cost of the project.

Pre-stripping of the Brecha Principal pit continues to progress well and volumes continued to track ahead of schedule during the quarter. A total of 34Mt has been mined to-date.

Integrated Reporting

At the end of March, we released a suite of reports under the umbrella of the 2021 Integrated Annual Report (IAR). These include the IAR itself, the Annual Financial Report (including our Governance Report), the Mineral Resource and Reserve supplement and the Climate Change Report, produced in line with the recommendations of the Task Force on Climate-related Financial Disclosure (TCFD). This was followed up at the end of April with the 2021 Report to Stakeholders and the GRI Content Index.

South Deep and Gruyere solar plants

The South Deep 50MW solar plant is on track for commissioning in Q3 2022, with installation of the 101,000 solar panels proceeding as scheduled. Almost 240 people are being employed in the construction phase of the project, with BEE contractors carrying out most of the work.

At Gruyere, the construction of the 12MW solar plant and the 4.4MW battery storage facility has been completed with the system now being performance tested and ramping up for commissioning, scheduled for June.

Upgrades from credit ratings agencies

On 6 April 2022, Moody's Investor Services affirmed Gold Fields' Baa3 issuer rating and changed the outlook to stable from negative following the rating affirmation of South Africa's Ba2 government rating and change of outlook to stable from negative.

On 28 April 2022, S&P Global Ratings upgraded Gold Fields credit rating from 'BBB-' from 'BB+' and the debt ratings on the Group's senior unsecured notes. S&P also raised to 'A-3' from 'B' the short-term rating on the Group and affirmed its 'zaAAA/zaA-1+' South African national scale ratings.

FY 2022 guidance unchanged

Given the solid operational performance in Q1 2022, we are on track to achieve the Group production guidance provided in February 2022. As indicated earlier, inflation has been higher than initially expected as shown in the table below, however, the higher-than-expected copper by-production credit has partially offset the higher cost inflation. Consequently, we leave our cost guidance for the year unchanged.

For 2022, attributable gold equivalent production (excluding Asanko) is expected to be between 2.25Moz and 2.29Moz (2021 comparable 2.25Moz). Including Asanko, attributable gold equivalent production is expected to be between 2.29Moz and 2.34Moz. AISC is expected to be between US$1,140/oz and US$1,180/oz, with AIC expected to be US$1,370/oz to US$1,410/oz. If we exclude the very significant project capex at Salares Norte, AIC is expected to be US$1,230/oz to US$1,270/oz. The exchange rates used for our 2022 guidance are: R/US$15.55 and US$/A$0.76.

2022 Effective mining inflation forecast

	Forecast inflation as at February 2022	Forecast inflation as at April 2022
Australia	9.4%	10.2%
Ghana	10.9%	12.2%
Peru	6.8%	10.5%
South Africa	11.2%	8.6%
Chile	2.7%	8.9%

Chris Griffith
Chief Executive Officer

5 May 2022

Key statistics

Figures in millions unless otherwise stated		United States Dollars		
		Quarter		
		March 2022	December 2021	March 2021
Gold produced*	oz (000)	**580**	631	541
Tonnes milled/treated	000	**10,520**	10,586	10,378
Revenue (excluding Asanko)	US$/oz	**1,884**	1,805	1,778
Cost of sales before gold inventory change and amortisation and depreciation (excluding Asanko)	US$/tonne	**47**	48	43
All-in sustaining costs	US$/oz	**1,150**	1,055	1,078
Total all-in cost	US$/oz	**1,320**	1,369	1,249
Net debt	US$m	**984**	969	1,224
Net debt (excluding lease liabilities)	US$m	**559**	553	788
Net debt to adjusted EBITDA ratio	US$m	**0.39**	0.40	0.59

* Gold produced in this table is attributable and includes Gold Fields' share of 45% in Asanko.
At 31 March 2022, all operations are wholly owned except for Tarkwa and Damang in Ghana (90.0%), South Deep in South Africa (96.43%), Cerro Corona in Peru (99.5%), Gruyere JV (50%) and Asanko JV (45% equity share).
Gold produced and sold throughout this report includes copper gold equivalents of approximately 5% of Group production.
All-in sustaining costs and total all-in cost in the key statistics table include all Gold Fields operations, projects and offices. The tables on pages 4 and 5 present only the mining operations. See reconciliation below.
Figures may not add as they are rounded independently.

All-in cost reconciliation

Figures in millions unless otherwise stated		United States Dollars		
		Quarter		
		March 2022	December 2021	March 2021
All-in cost for mining operations (page 4)	US$/oz	**1,198**	1,090	1,132
Salares Norte	US$/oz	**109**	240	110
Corporate and other	US$/oz	**13**	39	7
Total all-in cost	US$/oz	**1,320**	1,369	1,249

Currencies

		Quarter		
		March 2022	December 2021	March 2021
US$1-ZAR		**15.22**	15.43	14.96
A$1-US$		**0.72**	0.73	0.77

Stock data for the three months ended 31 March 2022

Number of shares in issue		NYSE – (GFI)	
– at end March 2022	891,244,132	Range – Quarter	US$9.84 – US$16.71
– average for the quarter	890,029,351	Average volume – Quarter	9,596,414 shares/day
Free float	100 per cent	JSE LIMITED – (GFI)	
ADR ratio	1:1	Range – Quarter	ZAR154.90 – ZAR254.41
Bloomberg/Reuters	GFISJ/GFLJ.J	Average volume – Quarter	3,802,753 shares/day

Salient features and cost benchmarks

United States Dollars

Figures are in millions unless otherwise stated		Total Mine operations and projects including equity accounted Joint Venture	Total Mine operations and projects excluding equity accounted Joint Venture	South African Region	West Africa Region				South America Region	
					Ghana				Peru	Chile
				South Deep	Total	Tarkwa	Damang	Asanko* 45%	Cerro Corona	Salares Norte Project
Operating results										
Ore milled/treated (000 tonnes)	**March 2022**	**10,520**	**9,853**	**734**	**5,286**	**3,447**	**1,171**	**667**	**1,729**	**—**
	Dec 2021	10,586	9,924	695	5,265	3,401	1,201	663	1,736	—
	March 2021	10,378	9,728	707	5,269	3,436	1,183	650	1,635	—
Yield (grams per tonne)	**March 2022**	**1.8**	**1.8**	**3.3**	**1.2**	**1.2**	**1.6**	**0.9**	**1.0**	**—**
	Dec 2021	1.9	2.0	3.4	1.3	1.2	1.7	1.1	1.4	—
	March 2021	1.7	1.7	2.6	1.3	1.1	1.9	1.3	0.9	—
Gold produced (000 managed equivalent ounces)	**March 2022**	**602.0**	**582.9**	**78.0**	**209.5**	**128.5**	**62.0**	**19.1**	**56.1**	**—**
	Dec 2021	653.6	630.9	76.8	216.2	129.1	64.5	22.6	79.6	—
	March 2021	562.9	535.9	59.7	221.1	122.5	71.7	27.0	46.4	—
Gold produced (000 attributable equivalent ounces)	**March 2022**	**579.9**	**560.8**	**75.2**	**190.5**	**115.7**	**55.8**	**19.1**	**55.8**	**—**
	Dec 2021	631.1	608.4	74.0	196.9	116.2	58.0	22.6	79.2	—
	March 2021	541.3	514.3	57.6	201.8	110.3	64.5	27.0	46.2	—
Gold sold (000 managed equivalent ounces)	**March 2022**	**602.4**	**583.5**	**78.0**	**209.3**	**128.5**	**62.0**	**18.9**	**59.8**	**—**
	Dec 2021	656.8	633.6	76.8	216.7	129.1	64.5	23.1	85.0	—
	March 2021	558.1	529.7	57.2	222.5	122.5	71.7	28.3	52.6	—
Cost of sales before amortisation and depreciation (million)	**March 2022**	**(477.2)**	**(452.8)**	**(81.3)**	**(151.2)**	**(89.7)**	**(37.1)**	**(24.4)**	**(46.4)**	**—**
	Dec 2021	(457.5)	(429.5)	(71.4)	(147.6)	(79.6)	(40.0)	(28.0)	(51.0)	—
	March 2021	(433.1)	(406.2)	(70.2)	(138.9)	(73.2)	(38.8)	(26.9)	(49.9)	—
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)	**March 2022**	**46**	**47**	**110**	**32**	**25**	**47**	**39**	**27**	**—**
	Dec 2021	48	48	109	37	32	47	46	33	—
	March 2021	43	43	101	30	21	45	45	25	—
Sustaining capital (million)	**March 2022**	**(161.0)**	**(160.5)**	**(23.4)**	**(68.7)**	**(57.2)**	**(10.9)**	**(0.5)**&	**(2.9)**	**—**
	Dec 2021	(165.4)	(162.1)	(31.1)	(56.4)	(45.8)	(7.3)	(3.3)&	(11.6)	—
	March 2021	(113.2)	(111.5)	(8.3)	(55.0)	(50.7)	(2.6)	(1.7)&	(2.2)	—
Non-sustaining capital (million)	**March 2022**	**(89.8)**	**(89.2)**	**(5.3)**	**(3.2)**	**—**	**(2.6)**	**(0.6)**	**(2.2)**	**(63.0)**
	Dec 2021	(176.6)	(174.4)	(6.0)	(2.4)	—	(0.2)	(2.2)	(7.9)	(134.3)
	March 2021	(87.4)	(84.0)	(3.2)	(5.9)	—	(2.5)	(3.4)	(4.6)	(58.6)
Total capital expenditure (million)	**March 2022**	**(250.8)**	**(249.7)**	**(28.7)**	**(71.9)**	**(57.2)**	**(13.5)**	**(1.1)**	**(5.1)**	**(63.0)**
	Dec 2021	(342.0)	(336.5)	(37.1)	(58.8)	(45.8)	(7.5)	(5.5)	(19.5)	(134.3)
	March 2021	(200.6)	(195.5)	(11.5)	(60.9)	(50.7)	(5.1)	(5.1)	(6.8)	(58.6)
All-in sustaining costs (dollar per ounce)	**March 2022**	**1,136**	**1,122**	**1,373**	**1,181**	**1,269**	**891**	**1,538**	**(129)**	**—**
	Dec 2021	1,016	995	1,401	1,099	1,127	885	1,539	(138)	—
	March 2021	1,071	1,066	1,388	1,038	1,190	733	1,158	136	—
Total all-in cost (dollar per ounce)	**March 2022**	**1,198**	**1,183**	**1,441**	**1,213**	**1,269**	**967**	**1,639**	**(27)**	**—**
	Dec 2021	1,090	1,067	1,479	1,123	1,127	915	1,680	63	—
	March 2021	1,132	1,121	1,444	1,078	1,190	791	1,323	358	—

Average exchange rates were US$1 = R15.22, US$1 = R15.43 and US$1 = R14.96 for the March 2022, December 2021 and March 2021 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.72, A$1 = US$0.73 and A$1 = US$0.77 for the March 2022, December 2021 and March 2021 quarters, respectively.
Figures may not add as they are rounded independently.
* Equity accounted Joint Venture.
& Includes Gold Fields 45% share of deferred stripping of US$0.0m and US$0.4m (100% basis US$0.0m and US$0.8m) for the March 2022 and December 2021 quarters, respectively.

Salient features and cost benchmarks continued

		United States Dollars					Australian Dollars					South African Rand
				Australia Region					Australia Region			South Africa Region
				Australia					Australia			
Figures are in millions unless otherwise stated		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Total	St Ives	Agnew	Granny Smith	Gruyere 50%	South Deep
Operating results												
Ore milled/treated (000 tonnes)	**March 2022**	**2,772**	**1,021**	**292**	**389**	**1,071**	**2,772**	**1,021**	**292**	**389**	**1,071**	**734**
	Dec 2021	2,891	1,015	320	438	1,118	2,891	1,015	320	438	1,118	695
	March 2021	2,767	1,027	297	385	1,058	2,767	1,027	297	385	1,058	707
Yield (grams per tonne)	**March 2022**	**2.9**	**2.9**	**6.7**	**5.3**	**1.0**	**2.9**	**2.9**	**6.7**	**5.3**	**1.0**	**3.3**
	Dec 2021	3.0	3.4	5.6	5.6	0.9	3.0	3.4	5.6	5.6	0.9	3.4
	March 2021	2.6	2.8	5.3	4.7	1.0	2.6	2.8	5.3	4.7	1.0	2.6
Gold produced (000 managed equivalent ounces)	**March 2022**	**258.4**	**93.9**	**63.0**	**65.9**	**35.6**	**258.4**	**93.9**	**63.0**	**65.9**	**35.6**	**2,425**
	Dec 2021	281.0	110.5	57.5	79.1	33.9	281.0	110.5	57.5	79.1	33.9	2,387
	March 2021	235.7	94.0	50.9	57.6	33.1	235.7	94.0	50.9	57.6	33.1	1,858
Gold produced (000 attributable equivalent ounces)	**March 2022**	**258.4**	**93.9**	**63.0**	**65.9**	**35.6**	**258.4**	**93.9**	**63.0**	**65.9**	**35.6**	**2,338**
	Dec 2021	281.0	110.5	57.5	79.1	33.9	281.0	110.5	57.5	79.1	33.9	2,302
	March 2021	235.7	94.0	50.9	57.6	33.1	235.7	94.0	50.9	57.6	33.1	1,792
Gold sold (000 managed equivalent ounces)	**March 2022**	**255.3**	**95.9**	**64.5**	**59.7**	**35.1**	**255.3**	**95.9**	**64.5**	**59.7**	**35.1**	**2,425**
	Dec 2021	278.2	108.6	57.1	79.1	33.5	278.2	108.6	57.1	79.1	33.5	2,387
	March 2021	225.8	88.6	47.9	57.1	32.2	225.8	88.6	47.9	57.1	32.2	1,778
Cost of sales before amortisation and depreciation (million)	**March 2022**	**(198.3)**	**(79.4)**	**(49.0)**	**(46.1)**	**(23.7)**	**(273.9)**	**(109.7)**	**(67.7)**	**(63.7)**	**(32.7)**	**(1,237.6)**
	Dec 2021	(187.5)	(76.6)	(41.2)	(49.8)	(19.9)	(257.0)	(104.7)	(56.6)	(68.3)	(27.4)	(1,107.2)
	March 2021	(174.1)	(65.8)	(42.5)	(47.5)	(18.3)	(225.3)	(85.2)	(55.0)	(61.4)	(23.7)	(1,049.9)
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)	**March 2022**	**69**	**63**	**162**	**136**	**25**	**95**	**87**	**223**	**188**	**34**	**1,679**
	Dec 2021	63	65	135	112	22	87	90	186	153	30	1,694
	March 2021	64	61	142	127	21	82	79	184	164	27	1,505
Sustaining capital (million)	**March 2022**	**(66.0)**	**(28.1)**	**(15.5)**	**(13.3)**	**(9.1)**	**(91.2)**	**(38.8)**	**(21.5)**	**(18.3)**	**(12.6)**	**(356.4)**
	Dec 2021	(66.3)	(21.1)	(13.1)	(21.6)	(10.5)	(90.9)	(29.0)	(18.1)	(29.3)	(14.5)	(468.1)
	March 2021	(47.7)	(17.4)	(10.8)	(8.6)	(10.9)	(61.8)	(22.6)	(13.9)	(11.1)	(14.1)	(124.0)
Non-sustaining capital (million)	**March 2022**	**(16.0)**	**(0.2)**	**(8.6)**	**(7.3)**	**—**	**(22.2)**	**(0.2)**	**(11.8)**	**(10.1)**	**—**	**(81.2)**
	Dec 2021	(25.9)	(3.8)	(11.9)	(9.9)	(0.3)	(35.3)	(5.2)	(16.1)	(13.6)	(0.4)	(92.4)
	March 2021	(15.1)	(2.8)	(6.2)	(6.0)	(0.1)	(19.5)	(3.6)	(8.0)	(7.8)	(0.1)	(48.1)
Total capital expenditure (million)	**March 2022**	**(82.0)**	**(28.3)**	**(24.1)**	**(20.6)**	**(9.1)**	**(113.4)**	**(39.0)**	**(33.3)**	**(28.4)**	**(12.6)**	**(437.6)**
	Dec 2021	(92.2)	(24.9)	(25.0)	(31.5)	(10.8)	(126.2)	(34.2)	(34.2)	(42.9)	(14.9)	(560.5)
	March 2021	(62.8)	(20.2)	(17.0)	(14.6)	(11.0)	(81.3)	(26.2)	(21.9)	(18.9)	(14.2)	(172.1)
All-in sustaining costs (dollar per ounce)	**March 2022**	**1,161**	**1,217**	**1,142**	**1,133**	**1,088**	**1,604**	**1,681**	**1,577**	**1,565**	**1,503**	**671,829**
	Dec 2021	1,019	978	1,091	1,007	1,058	1,397	1,339	1,500	1,378	1,453	691,362
	March 2021	1,115	1,027	1,271	1,145	1,068	1,442	1,329	1,645	1,482	1,382	667,614
Total all-in cost (dollar per ounce)	**March 2022**	**1,241**	**1,244**	**1,285**	**1,279**	**1,088**	**1,714**	**1,718**	**1,775**	**1,767**	**1,503**	**705,316**
	Dec 2021	1,112	1,013	1,299	1,133	1,067	1,524	1,387	1,782	1,550	1,465	730,076
	March 2021	1,181	1,058	1,400	1,250	1,070	1,529	1,370	1,812	1,618	1,385	694,685

Average exchange rates were US$1 = R15.22, US$1 = R15.43 and US$1 = R14.96 for the March 2022, December 2021 and March 2021 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.72, A$1 = US$0.73 and A$1 = US$0.77 for the March 2022, December 2021 and March 2021 quarters, respectively.
Figures may not add as they are rounded independently.

Review of Operations

Quarter ended 31 March 2022 compared with quarter ended 31 December 2021
Figures may not add as they are rounded independently

South Africa region
South Deep

		March 2022	Dec 2021	% Variance
Ore mined	000 tonnes	364	375	(3)%
Waste mined	000 tonnes	63	53	19%
Total tonnes	000 tonnes	427	428	—%
Grade mined – underground reef	g/t	6.32	6.66	(5)%
Grade mined – underground total	g/t	5.39	5.83	(8)%
Gold mined	kg	2,303	2,499	(8)%
	000'oz	74.0	80.3	(8)%
Destress	m	1,186	1,043	14%
Development	m	1,562	1,447	8%
Secondary support	m	3,906	3,814	2%
Backfill	m³	86,418	93,949	(8)%
Ore milled – underground reef	000 tonnes	345	354	(3)%
Ore milled – underground waste	000 tonnes	57	53	8%
Total underground tonnes milled	000 tonnes		407	(1)%
Ore milled – surface	000 tonnes	332	288	15%
Total tonnes milled	000 tonnes		695	6%
Yield – underground reef	g/t		6.65	4%
Surface yield	g/t		0.11	—%
Total yield	g/t	3.31	3.44	(4)%
Gold produced	kg	2,425	2,387	2%
	000'oz	78.0	76.8	2%
Gold sold	kg	2,425	2,387	2%
	000'oz	78.0	76.8	2%
AISC	R/kg	671,829	691,362	(3)%
	US$/oz	1,373	1,401	(2)%
AIC	R/kg	705,316	730,076	(3)%
	US$/oz	1,441	1,479	(3)%
Sustaining capital expenditure	Rm	356.4	468.1	(24)%
	US$m	23.4	31.1	(25)%
Non-sustaining capital expenditure	Rm	81.2	92.4	(12)%
	US$m	5.3	6.0	(12)%
Total capital expenditure	Rm	437.6	560.5	(22)%
	US$m	28.7	37.1	(23)%

Gold production increased by 2% to 2,425kg (78,000oz) in the March quarter from 2,387kg (76,800oz) in the December quarter as a result of a release of GIP in the March quarter. Total tonnes mined decreased marginally to 427kt in the March quarter from 428kt in the December quarter. Total gold mined decreased by 8% to 2,303kg (74,000oz) in the March quarter from 2,499kg (80,300oz) in the December quarter mainly as a result of lower reef grade mined which decreased by 5% to 6.32g/t when compared to the previous quarter of 6.66g/t driven by a slight change in mining mix.

Reef yield increased by 4% to 6.92g/t in the March quarter from 6.65g/t in the December quarter due to the quarter-on-quarter GIP movement.

Total underground tonnes milled decreased marginally by 1% to 402kt in the March quarter from 407kt in the December quarter. Surface tonnes milled increased by 15% to 332kt in the March quarter from 288kt in the December quarter.

Development increased by 8% to 1,562 metres in the March quarter from 1,447 metres in the December quarter and similarly destress increased by 14% to 1,186 metres in the March quarter from 1,043 metres in the December quarter as a result of an increase in rig production rates, which is in line with the production ramp-up plan.

Secondary support installed increased by 2% to 3,906 metres in the March quarter from 3,814 metres in the December quarter, which is in line with the increase in development and destress performance. Backfill decreased by 8% to 86,418m³ in the March quarter from 93,949m³ in the December quarter due to pumping infrastructure constraints and stope availability.

All-in cost decreased by 3% to R705,316/kg (US$1,441/oz) in the March quarter from R730,076/kg (US$1,479/oz) in the December quarter mainly due to an increase in gold sold and a decrease in capital expenditure (solar plant and equipment deliveries), partially offset by an increase in cost of sales before amortisation and depreciation compared to the December quarter.

Total capital expenditure decreased by 22% to R438m (US$29m) in the March quarter from R561m (US$37m) in the December quarter.

Sustaining capital expenditure decreased by 24% to R356m (US23m) in the March quarter from R468m (US$31m) in the December quarter mainly due to lower equipment spend and lower spending on the Doornpoort tailings facility, partially offset by higher spending on the solar plant.

Non-sustaining capital expenditure decreased by 12% to R81m (US$5m) in the March quarter from R92m (US$6m) in the December quarter due to a decrease in spending on the ground handling systems in the new mine during the current quarter.

With the President of South Africa announcing that licensing for electricity self-generation will increase to 100MW, South Deep applied to NERSA for approval to increase the solar project output capacity from 40MW to 60MW. South Deep obtained approval for such increase on 16 March 2022. Now that NERSA has approved the expansion, Eskom will carry out the work required to allow for the self-generation of 50MW and to eventually expand to 60MW. Year to date expenditure on the plant is R164m (US$11m). Total year forecast expenditure on the plant is R554m (US$38m). Total expenditure to build and commission the plant is estimated to be R700m (US$47m).

The construction of the plant is currently 9% behind plan, due to global supply constraints and securing shipping slots, however, the team remains confident that the plant will still "Go-Live" in August 2022 to supply electricity as planned.

West Africa region
Ghana
Tarkwa

		March 2022	Dec 2021	% Variance
Ore mined	000 tonnes	3,283	3,545	(7)%
Waste (Capital)	000 tonnes	10,931	9,504	15%
Waste (Operational)	000 tonnes	7,845	8,111	(3)%
Total waste mined	000 tonnes	18,776	17,615	7%
Total tonnes mined	000 tonnes	22,059	21,160	4%
Strip ratio	waste/ore	5.7	5.0	14%
Grade mined	g/t	1.16	1.31	(11)%
Gold mined	000'oz	122.9	149.8	(18)%
Tonnes milled	000 tonnes	3,447	3,401	1%
Yield	g/t	1.16	1.18	(2)%
Gold produced	000'oz	128.5	129.1	—%
Gold sold	000'oz	128.5	129.1	—%
AISC	US$/oz	1,269	1,127	13%
AIC	US$/oz	1,269	1,127	13%
Sustaining capital expenditure	US$m	57.2	45.8	25%
Non-sustaining expenditure	US$m	—	—	—%
Total capital expenditure	US$m	57.2	45.8	25%

Gold production decreased marginally to 128,500oz in the March quarter from 129,100oz in the December quarter due to lower yield, partially offset by higher tonnes milled. Yield decreased by 2% to 1.16g/t in the March quarter from 1.18g/t in the December quarter due to lower grade ore mined and processed. Ex-pit ore processed in the March quarter was 3.1Mt at 1.16g/t compared with 2.9Mt at 1.31g/t in the December quarter.

Total tonnes mined, including capital waste stripping, increased by 4% to 22.1Mt in the March quarter from 21.2Mt in the December quarter in line with the mining sequence. Ore mined decreased by 7% to 3.3Mt in the March quarter from 3.5Mt in the December quarter due to focus on capital waste stripping to expose ore. Capital waste stripping increased by 15% to 10.9Mt in the March quarter from 9.5Mt in the December quarter in line with the 2022 production schedule. Operational waste decreased by 3% to 7.8Mt in the March quarter from 8.1Mt in the December quarter due to focus on capital waste stripping. Strip ratio increased by 14% to 5.7 in the March quarter from 5.0 in the December quarter due to the higher capital strip in line with the mining schedule. Gold mined decreased by 18% to 122.9koz in the March quarter from 149.8koz in the December quarter due to lower ore tonnes and grade mined.

Tonnes processed increased by 1% to 3,447kt in the March quarter from 3,401kt in the December quarter due to improved overall plant effectiveness.

All-in cost increased by 13% to US$1,269/oz in the March quarter from US$1,127/oz in the December quarter due to higher cost of sales before amortisation and depreciation as a result of higher mining cost, lower gold sold and higher capital expenditure.

Capital expenditure increased by 25% to US$57m in the March quarter from US$46m in the December quarter mainly due to higher capital waste tonnes mined and higher mining unit cost.

Damang

		March 2022	Dec 2021	% Variance
Ore mined	000 tonnes	**1,875**	2,046	(8)%
Waste (Capital)	000 tonnes	**1,662**	810	105%
Waste (Operational)	000 tonnes	**3,005**	3,672	(18)%
Total waste mined	000 tonnes	**4,667**	4,482	4%
Total tonnes mined	000 tonnes	**6,542**	6,528	—%
Strip ratio	waste/ore	**2.5**	2.2	14%
Grade mined	g/t	**1.53**	1.54	(1)%
Gold mined	000'oz	**92.3**	101.4	(9)%
Tonnes milled	000 tonnes	**1,171**	1,201	(2)%
Yield	g/t	**1.64**	1.67	(2)%
Gold produced	000'oz	**62.0**	64.5	(4)%
Gold sold	000'oz	**62.0**	64.5	(4)%
AISC	US$/oz	**891**	885	1%
AIC	US$/oz	**967**	915	6%
Sustaining capital expenditure	US$m	**10.9**	7.3	49%
Non-sustaining expenditure	US$m	**2.6**	0.2	1,200%
Total capital expenditure	US$m	**13.5**	7.5	80%

Gold production decreased by 4% to 62,000oz in the March quarter from 64,500oz in the December quarter due to lower yield and throughput. Yield decreased by 2% to 1.64g/t in the March quarter from 1.67g/t in the December quarter due to movements in gold-in-circuit and lower recovery.

Total tonnes mined remained similar in the March quarter at 6.5Mt. Ore tonnes mined decreased by 8% to 1.9Mt in the March quarter from 2.0Mt in the December quarter. The decrease in ore tonnes mined is attributable to the change in grade control modelling which has enhanced the definition of the geometry of the mineralisation resulting in lower ore tonnage at a relatively higher grade. In addition, the unrealised scattered mineralisation within the Huni sandstone lithology at Huni pit resulted in further lower ore tonnage. Mined grade decreased by 1% to 1.53g/t in the March quarter from 1.54g/t in the December quarter in line with plan.

Operational waste tonnes mined decreased by 18% to 3.0Mt in the March quarter from 3.7Mt in the December quarter in line with the schedule. Capital waste tonnes mined increased by 105% to 1.7Mt in the March quarter from 0.8Mt in the December quarter due to the increased mining rate at Huni pit.

Strip ratio increased by 14% to 2.5 in the March quarter from 2.2 in the December quarter due to the increased waste stripping in the Huni pit.

All-in cost increased by 6% to US$967/oz in the March quarter from US$915/oz in the December quarter mainly due to lower gold sold and higher capital expenditure on the Huni waste stripping, partially offset by lower cost of sales before amortisation and depreciation.

Total capital expenditure increased by 80% to US$14m in the March quarter from US$8m in the December quarter. Sustaining capital expenditure increased by 49% to US$11m in the March quarter from US$7m in the December quarter due to the Huni waste stripping. Non-sustaining capital expenditure increased to US$3m in the March quarter from US$0m in the December quarter due to the timing of the Far East Tailings Storage Facility (FETSF) stage three raise.

Asanko (Equity accounted Joint Venture)

All figures in table on a 100% basis

		March 2022	Dec 2021	% Variance
Ore mined	000 tonnes	**1,075**	1,623	(34)%
Waste (Capital)	000 tonnes	**—**	517	(100)%
Waste (Operational)	000 tonnes	**5,279**	8,235	(36)%
Total waste mined	000 tonnes	**5,279**	8,752	(40)%
Total tonnes mined	000 tonnes	**6,354**	10,375	(39)%
Strip ratio	waste/ore	**4.9**	5.4	(9)%
Grade mined	g/t	**1.49**	1.24	20%
Gold mined	000'oz	**51.6**	64.9	(20)%
Tonnes milled	000 tonnes	**1,482**	1,472	1%
Yield	g/t	**0.89**	1.06	(16)%
Gold produced	000'oz	**42.3**	50.3	(16)%
Gold sold	000'oz	**41.9**	51.4	(18)%
AISC	US$/oz	**1,538**	1,539	—%
AIC	US$/oz	**1,639**	1,680	(2)%
Sustaining capital expenditure	US$m	**1.1**	7.3	(85)%
Non-sustaining expenditure	US$m	**1.4**	5.0	(72)%
Total capital expenditure	US$m	**2.5**	12.3	(80)%

Gold production decreased by 16% to 42,300oz (100% basis) in the March quarter from 50,300oz (100% basis) in the December quarter mainly due to lower yield. The lower yield is mainly due to recovery challenges experienced in treating the Esaase fresh and transition ore characterised by high organic carbon content and refractory. The mill feed in the March quarter was sourced primarily from Esaase pit, Akwasiso cut 3 and lower grade stockpiles.

Total tonnes mined decreased by 39% to 6.4Mt in the March quarter from 10.4Mt in the December quarter. Total waste tonnes mined decreased by 40% to 5.3Mt in the March quarter from 8.8Mt in the December quarter due to a reduced strip ratio at Esaase pit in preparation to suspend mining activities. Ore tonnes mined decreased by 34% to 1.1Mt in the March quarter from 1.6Mt in the December quarter with reduced ore tonnes from Esaase pit. Mining at Akwasiso cut 3 during the March quarter contributed to the ore processed,

All-in cost decreased by 2% to US$1,639/oz in the March quarter from US$1,680/oz in the December quarter mainly due to lower capital expenditure, partially offset by lower gold sold.

Total capital expenditure decreased by 80% to US$3m in the March quarter from US$12m in the December quarter.

Sustaining capital expenditure decreased by 85% to US$1m in the March quarter from US$7m in the December quarter mainly due the completion of TSF Stage 6 raise in the December quarter. Non-sustaining capital expenditure decreased by 72% to US$1m in the March quarter from US$5m in the December quarter mainly due to reduced expenditure as planned.

As per the production guidance provided by Galiano Gold at the end of March 2022, while technical work to support a mineral reserve is ongoing, mining will continue at Akwasiso cut 3 and Esaase cut 3 until their depletion (expected in Q2 2022). Following this, processing of ore will continue at full plant capacity (5.8Mtpa) by processing some of the 9.5Mt existing stockpiles. Full year gold production guidance (100% basis) is estimated at between 100Koz-120Koz.

South America region
Peru
Cerro Corona

		March 2022	Dec 2021	% Variance
Ore mined	000 tonnes	**2,293**	3,047	(25)%
Waste mined	000 tonnes	**3,634**	3,167	15%
Total tonnes mined	000 tonnes	**5,927**	6,214	(5)%
Grade mined – gold	g/t	**0.66**	0.78	(15)%
Grade mined – copper	per cent	**0.39**	0.43	(9)%
Gold mined	000'oz	**48.8**	76.6	(36)%
Copper mined	000 tonnes	**8,881**	13,015	(32)%
Tonnes milled	000 tonnes	**1,729**	1,736	—%
Gold recovery	per cent	**69.9**	71.4	(2)%
Copper recovery	per cent	**88.5**	89.1	(1)%
Yield – Gold	g/t	**0.46**	0.72	(36)%
– Copper	per cent	**0.36**	0.46	(22)%
– Combined	eq g/t	**1.01**	1.43	(29)%
Gold produced	000'oz	**24.5**	38.4	(36)%
Copper produced	tonnes	**5,913**	7,617	(22)%
Total equivalent gold produced	000' eq oz	**56.1**	79.6	(30)%
Total equivalent gold sold	000' eq oz	**59.8**	85.0	(30)%
AISC	US$/oz	**(129)**	(138)	(7)%
AISC	US$/ eq oz	**963**	853	13%
AIC	US$/oz	**(27)**	63	(143)%
AIC	US$/ eq oz	**1,009**	953	6%
Sustaining capital expenditure	US$m	**2.9**	11.6	(75)%
Non-sustaining expenditure	US$m	**2.2**	7.9	(72)%
Total capital expenditure	US$m	**5.1**	19.5	(74)%

Gold equivalent production decreased by 30% to 56,100oz in the March quarter from 79,600oz in the December quarter mainly due to lower gold and copper grades in line with the mining sequence combined with lower gold and copper recoveries as a result of metallurgical conditions and the impact of the lower grades of material processed.

Total tonnes mined decreased by 5% to 5.9Mt in the March quarter from 6.2Mt in the December quarter, mainly due to a decrease in ore mined of 25% to 2.3Mt in the March quarter from 3.0Mt in the December quarter. This was partially offset by an increase in waste mined of 15% to 3.6Mt in the March quarter from 3.2Mt in the December quarter. The decrease in total tonnes mined is in line with the mining schedule, considering the rainy season during the March quarter.

Gold and copper grades mined decreased by 15% and 9% respectively, in line with the mining sequence expected for the March quarter. Consequently, gold yield decreased by 36% to 0.46g/t in the March quarter from 0.72g/t in the December quarter and copper yield decreased by 22% to 0.36% in the March quarter from 0.46% in the December quarter.

The gold and copper mined grades are expected to remain similar for the rest of the year in line with the 2022 operational plan. Gold and copper yields are forecast to increase for the remainder of 2022 as a result of preferential processing of higher grade ore while stockpiling lower grades.

Total equivalent gold sold decreased by 30% to 59,800oz in the March quarter from 85,000oz in the December quarter, mainly due to lower gold and copper production.

All-in cost per gold ounce sold decreased to a negative US$27/oz in the March quarter from US$63/oz in the December quarter, mainly due to lower cost of sales before amortisation and depreciation, lower capital expenditure during the March quarter, and the effect of higher by-product credit resulting from higher copper price received, partially offset by lower gold ounces sold. All-in cost per equivalent ounce increased by 6% to US$1,009 per equivalent ounce in the March quarter from US$953 per equivalent ounce in the December quarter mainly due to lower equivalent ounces sold, partially offset by lower cost of sales before amortisation and depreciation and lower capital expenditure.

Total capital expenditure decreased by 74% to US$5m in the March quarter from US$20m in the December quarter, as a result of a planned slowdown of construction activities at the tailing storage facility and waste storage facilities during the rainy season. Sustaining capital expenditure decreased by 75% to US$3m in the March quarter from US$12m in the December quarter, due to timing of expenditure as well as the crusher replacement and land acquisition capital included in the December 2021 quarter. Non-sustaining capital expenditure decreased by 72% to US$2m in the March quarter from US$8m in the December quarter due to reduced construction activities at Ana and Arpon waste storage facilities, as a result of the rainy season.

Salares Norte

The Salares Norte project continued progressing during Q1 2022. A protracted third wave of COVID-19 in Chile, resulted in increased absenteeism, impacting the Salares Norte project during Q1 2022. By the end of the quarter, the third wave had subsided and activity on the site increased. Total project progress at the end of March was 70%, compared to the 63% at the end of Q4 2021. Construction progress at the end of March 2022 was 64%, compared to 55% at the end of Q4 2021. The project remains on track for first gold at the end of Q1 2023.

During Q1 2022 the highlights were the completion of the Fresh Water system, including pumping tests from the wells to the plant and the completion of the truck shop facilities. The SAG mill gear was installed during the quarter. Installation of all leaching and CIP tanks continued during the quarter. Mechanical installation of the thickeners is underway. Significant progress was achieved in the civil works of the Merrill Crowe plant, the lime plant and the cyanide building facilities.

US$77.5m was spent on the project during the quarter, comprising US$63.0m in capex, US$9.2m in exploration, US$4.3m in investment in working capital and US$2.8m in other cost, partially offset by a realised gain of US$1.8m on the FX hedge. Given the elevated level of inflation, the contingency that was built into the capex forecast has started to be eroded. Should inflation continue at current levels, we expect the overall project capex to be 5-7% higher than expected, The hedge gain will be credited to the cost of the project.

Pre-stripping of the Brecha Principal pit continues to progress well and volumes continued to track ahead of schedule during the quarter, with 11Mt mined. A total of 34Mt has been mined to-date.

US$9.2m was spent on district exploration during the March quarter compared to US$9.9m spent in the December quarter. Total metres drilled in the March quarter were 6,148 metres compared to 9,105 metres drilled in the December quarter.

Australia region
St Ives

		March 2022	Dec 2021	% Variance
Underground				
Ore mined	000 tonnes	**417**	453	(8)%
Waste mined	000 tonnes	**199**	244	(18)%
Total tonnes mined	000 tonnes	**616**	697	(12)%
Grade mined	g/t	**5.43**	4.92	10%
Gold mined	000'oz	**72.8**	71.7	2%
Surface				
Ore mined	000 tonnes	**—**	295	(100)%
Surface waste (Capital)	000 tonnes	**3,773**	801	371%
Surface waste (Operational)	000 tonnes	**—**	303	(100)%
Total waste mined	000 tonnes	**3,773**	1,104	242%
Total tonnes mined	000 tonnes	**3,773**	1,399	170%
Grade mined	g/t	**—**	1.91	(100)%
Gold mined	000'oz	**—**	18.1	(100)%
Strip ratio	waste/ore	**—**	3.7	(100)%
Total (Underground and Surface)				
Total ore mined	000 tonnes	**417**	748	(44)%
Total grade mined	g/t	**5.43**	3.74	45%
Total tonnes mined	000 tonnes	**4,389**	2,096	109%
Total gold mined	000'oz	**72.8**	89.8	(19)%
Tonnes milled	000 tonnes	**1,021**	1,015	1%
Yield – underground	g/t	**5.06**	4.93	3%
Yield – surface	g/t	**1.10**	1.44	(24)%
Yield – combined	g/t	**2.86**	3.39	(16)%
Gold produced	000'oz	**93.9**	110.5	(15)%
Gold sold	000'oz	**95.9**	108.6	(12)%
AISC	A$/oz	**1,681**	1,339	26%
	US$/oz	**1,217**	978	24%
AIC	A$/oz	**1,718**	1,387	24%
	US$/oz	**1,244**	1,013	23%
Sustaining capital expenditure	A$m	**38.8**	29.0	34%
	US$m	**28.1**	21.1	33%
Non-sustaining capital expenditure	A$m	**0.2**	5.2	(96)%
	US$m	**0.2**	3.8	(95)%
Total capital expenditure	A$m	**39.0**	34.2	14%
	US$m	**28.3**	24.9	14%

Gold production decreased by 15% to 93,900oz in the March quarter from 110,500oz in the December quarter mainly due to lower underground ore tonnes mined and processed.

At the underground operations, ore mined decreased by 8% to 417,000t in the March quarter from 453,000t in the December quarter with less ore mined from Hamlet, in line with the planned mining schedule.

Grade mined from underground operations increased by 10% to 5.43g/t in the March quarter from 4.92g/t in the December quarter, due to increased grades mined at Invincible underground mine. Gold mined increased by 2% to 72,800oz in the March quarter from 71,700oz in the December quarter due to higher grades mined, partially offset by lower volumes mined.

No open pit ore mining occurred in the March quarter (December quarter – 295kt) as focus was given to pre-stripping of Neptune stage 7, resulting in capital waste tonnes mined increasing by 371% to 3,773kt in the March quarter from the 801kt in the December quarter.

As a result of no open pit ore being mined, total ore mined (underground and surface) decreased by 44% to 417kt in the March quarter from 748kt in the December quarter and grade mined increased by 45% to 5.43g/t in the March quarter from 3.74g/t in the December quarter, resulting in a decrease of 19% in gold mined, to 72,800oz in the March quarter from 89,800oz in the December quarter.

Surface yield of stockpiles processed decreased by 24% to 1.10g/t in the March quarter from 1.44g/t in the December quarter with lower grade ore from historical stockpiles processed in the March quarter.

All-in cost increased by 24% to A$1,718/oz (US$1,244/oz) in the March quarter from A$1,387/oz (US$1,013/oz) in the December quarter as open pit mining was focused solely on pre-stripping leading to higher capital costs coupled with an increase in the cost of ore drawn from stockpiles.

Total capital expenditure increased by 14% to A$39m (US$28m) in the March quarter from A$34m (US$25m) in the December quarter.

Sustaining capital expenditure increased by 34% to A$39m (US$28m) in the March quarter from A$29m (US$21m) in the December quarter due to increased pre-stripping of Neptune stage 7.

Non-sustaining capital expenditure decreased by 96% to A$0.2m (US$0.2m) in the March quarter from A$5m (US$4m) in the December quarter due to a reduction in non-sustaining exploration spend.

Agnew

		March 2022	Dec 2021	% Variance
Underground ore mined	000 tonnes	**250**	266	(6)%
Underground waste mined	000 tonnes	**208**	208	—%
Total tonnes mined	000 tonnes	**458**	474	(3)%
Grade mined – underground	g/t	**8.08**	7.11	14%
Gold mined	000'oz	**65.0**	60.8	7%
Tonnes milled	000 tonnes	**292**	320	(9)%
Yield	g/t	**6.73**	5.58	21%
Gold produced	000'oz	**63.0**	57.5	10%
Gold sold	000'oz	**64.5**	57.1	13%
AISC	A$/oz	**1,577**	1,500	5%
	US$/oz	**1,142**	1,091	5%
AIC	A$/oz	**1,775**	1,782	—%
	US$/oz	**1,285**	1,299	(1)%
Sustaining capital expenditure	A$m	**21.5**	18.1	19%
	US$m	**15.5**	13.1	18%
Non-sustaining capital expenditure	A$m	**11.8**	16.1	(27)%
	US$m	**8.6**	11.9	(28)%
Total capital expenditure	A$m	**33.3**	34.2	(3)%
	US$m	**24.1**	25.0	(4)%

Gold production increased by 10% to 63,000oz in the March quarter from 57,500oz in the December quarter due to increased grade of ore mined and processed.

Mined grade increased by 14% to 8.08g/t in the March quarter from 7.11g/t in the December quarter with high grade ore mined from the Kath lode at Waroonga and Sheba lode at New Holland during the March quarter. As a result of the increase in grade, gold mined increased by 7% to 65,000oz in the March quarter from 60,800oz in the December quarter.

All-in cost remained similar at A$1,775/oz (US$1,285/oz) in the March quarter from A$1,782/oz (US$1,299/oz) in the December quarter. The March quarter was impacted by inflationary pressures on commodity inputs and employee costs, partially offset by increased gold production.

Total capital expenditure decreased by 3% to A$33m (US$24m) in the March quarter from A$34m (US$25m) in the December quarter.

Sustaining capital expenditure increased by 19% to A$22m (US$16m) in the March quarter from A$18m (US$13m) in the December quarter due to increased exploration drilling and expenditure on expansion of the site accommodation village. Non-sustaining capital expenditure decreased by 27% to A$12m (US$9m) in the March quarter from A$16m (US$12m) in the December quarter with lower expenditure on the mill crushing circuit expansion.

Granny Smith

		March 2022	Dec 2021	% Variance
Underground ore mined	000 tonnes	405	424	(4)%
Underground waste mined	000 tonnes	172	240	(28)%
Total tonnes mined	000 tonnes	577	664	(13)%
Grade mined – underground	g/t	5.39	6.01	(10)%
Gold mined	000'oz	70.2	81.9	(14)%
Tonnes milled	000 tonnes	389	438	(11)%
Yield	g/t	5.27	5.62	(6)%
Gold produced	000'oz	65.9	79.1	(17)%
Gold sold	000'oz	59.7	79.1	(25)%
AISC	A$/oz	1,565	1,378	14%
	US$/oz	1,133	1,007	13%
AIC	A$/oz	1,767	1,550	14%
	US$/oz		1,133	13%
Sustaining capital expenditure	A$m		29.3	(38)%
	US$m		21.6	(38)%
Non-sustaining capital expenditure	A$m		13.6	(26)%
	US$m		9.9	(26)%
Total capital expenditure	A$m		42.9	(34)%
	US$m		31.5	(35)%

Gold production decreased by 17% to 65,900oz in the March quarter from 79,100oz in the December quarter due to lower ore tonnes milled as well as lower grade of ore processed.

Underground waste mined decreased by 28% to 172kt in the March quarter from 240kt in the December quarter following completion of development in zones Z80 and Z90.

Grade mined decreased by 10% to 5.39g/t in the March quarter from 6.01g/t in the December quarter due to decreased grades mined from zones Z80 and Z100. As a result of the decrease in grade and a 4% decrease in ore mined, gold mined decreased by 14% to 70,200oz in the March quarter from 81,900oz in the December quarter.

Tonnes milled decreased by 11% to 389kt in the March quarter from 438kt in the December quarter due to decreased availability of underground ore and the timing of the March milling campaign.

All-in cost increased by 14% to A$1,767/oz (US$1,279/oz) in the March quarter from A$1,550/oz (US$1,133/oz) in the December quarter. The March quarter was impacted by inflationary pressures on commodity inputs and employee costs, as well as a decrease in gold sold. These adverse impacts were partially offset by a decrease in capital expenditure.

Total capital expenditure decreased by 34% to A$28m (US$21m) in the March quarter from A$43m (US$32m) in the December quarter.

Sustaining capital expenditure decreased by 38% to A$18m (US$13m) in the March quarter from A$29m (US$22m) in the December quarter due to decreased mine development in the March quarter and A$6m (US$4m) spent on new mobile equipment in the December quarter compared to A$1m (US$0.4m) spent in the March quarter. Non-sustaining capital expenditure decreased by 26% to A$10m (US$7m) in the March quarter from A$14m (US$10m) in the December quarter due to decreased exploration expenditure in the March quarter.

Gruyere

		March 2022	Dec 2021	% Variance
Mine physicals in table on a 100% basis				
Ore mined	000 tonnes	2,637	3,164	(17)%
Waste (Capital)	000 tonnes	6,748	6,602	2%
Waste (Operational)	000 tonnes	795	939	(15)%
Total waste mined	000 tonnes	7,543	7,541	—%
Total tonnes mined	000 tonnes	10,180	10,705	(5)%
Grade mined	g/t	1.08	1.00	8%
Gold mined	000'oz	91.3	101.2	(10)%
Strip ratio	waste/ore	2.9	2.4	21%
Tonnes milled	000 tonnes	2,142	2,236	(4)%
Yield	g/t	1.03	0.94	10%
Gold produced	000'oz	71.1	67.8	5%
Gold sold	000'oz	70.3	66.9	5%
AISC	A$/oz	1,503	1,453	3%
	US$/oz	1,088	1,058	3%
AIC	A$/oz	1,503	1,465	3%
	US$/oz	1,088	1,067	2%
Capital in table on a 50% basis				
Sustaining capital expenditure – 50% basis	A$m	12.6	14.5	(13)%
	US$m	9.1	10.5	(13)%
Non-sustaining capital expenditure – 50% basis	A$m	—	0.4	(100)%
	US$m	—	0.3	(100)%
Total capital expenditure – 50% basis	A$m	12.6	14.9	(15)%
	US$m	9.1	10.8	(16)%

Gold production increased by 5% to 71,100oz in the March quarter from 67,800oz in the December quarter due to an increase in grade of ore mined and processed, partially offset by a decrease in tonnes milled.

Ore mined decreased by 17% to 2.64Mt in the March quarter from 3.16Mt in the December quarter with a reduction of 1.0Mt mined from stage 1 of the pit, partially offset by an increase of 0.48Mt from stage 3 of the pit.

Operational waste tonnes mined decreased by 15% to 0.80Mt in the March quarter from 0.94Mt in the December quarter and lower ore tonnes mined during the March quarter reflected the mine plan.

Grade mined increased by 8% to 1.08g/t in the March quarter from 1.00g/t in the December quarter due to increased volumes mined from the higher grade stage 3 and decreased volumes from the lower grade stage 1 of the pit.

As a result of the decreased ore mined and the increased average grade mined, gold mined decreased by 10% to 91,300oz in the March quarter from 101,200oz in the December quarter.

All-in cost increased by 3% to A$1,503/oz (US$1,088/oz) in the March quarter from A$1,465/oz (US$1,067/oz) in the December quarter due to an increase in cost of sales before amortisation and depreciation, partially offset by lower capital expenditure and increased gold sold.

Total capital expenditure (on a 50% basis) decreased by 15% to A$13m (US$9m) in the March quarter from A$15m (US$11m) in the December quarter. Sustaining capital expenditure (on a 50% basis) decreased by 13% to A$13m (US$9m) in the March quarter from A$15m (US$11m) in the December quarter with lower expenditure on stage 3 of the tailings facility as construction nears completion.

Underground and surface

Imperial ounces with metric tonnes and grade		Total Mine operations including equity accounted Joint Venture	South Africa Region	West Africa Region				South America Region	Australia Region				
				Ghana				Peru	Australia				
			South Deep	Total	Tarkwa	Damang	Asanko[#] 45%	Cerro Corona	Total	St Ives	Agnew	Granny Smith	Gruyere 50%
Tonnes mined	**March 2022**	**1,436**	**364**	**—**	**—**	**—**	**—**	**—**	**1,072**	**417**	**250**	**405**	**—**
(000 tonnes)*	Dec 2021	1,518	375	—	—	—	—	—	1,142	453	266	424	—
– underground ore	March 2021	1,446	346	—	—	—	—	—	1,100	446	258	395	—
	March 2022	**641**	**63**	**—**	**—**	**—**	**—**	**—**	**578**	**199**	**208**	**172**	**—**
– underground waste	Dec 2021	745	53	—	—	—	—	—	692	244	208	240	—
	March 2021	648	39	—	—	—	—	—	609	183	239	187	—
	March 2022	**9,253**	**—**	**5,642**	**3,283**	**1,875**	**484**	**2,293**	**1,319**	**—**	**—**	**—**	**1,319**
– surface ore	Dec 2021	11,244	—	6,321	3,545	2,046	730	3,047	1,877	295	—	—	1,582
	March 2021	7,789	—	5,305	2,405	2,071	828	1,099	1,385	412	—	—	973
	March 2022	**11,331**	**427**	**5,642**	**3,283**	**1,875**	**484**	**2,293**	**2,969**	**616**	**458**	**577**	**1,319**
– total	Dec 2021	13,507	428	6,321	3,545	2,046	730	3,047	3,711	991	474	664	1,582
	March 2021	9,883	385	5,305	2,405	2,071	828	1,099	3,093	1,041	497	582	973
Grade mined	**March 2022**	**6.1**	**6.3**	**—**	**—**	**—**	**—**	**—**	**6.0**	**5.4**	**8.1**	**5.4**	**—**
(grams per tonne)	Dec 2021	6.0	6.7	—	—	—	—	—	5.8	4.9	7.1	6.0	—
– underground ore	March 2021	5.4	5.6	—	—	—	—	—	5.3	5.1	6.1	5.0	—
	March 2022	**1.1**	**—**	**1.3**	**1.2**	**1.5**	**1.5**	**0.7**	**1.1**	**—**	**—**	**—**	**1.1**
– surface ore	Dec 2021	1.2	—	1.4	1.3	1.5	1.2	0.8	1.1	1.9	—	—	1.0
	March 2021	1.4	—	1.5	1.5	1.6	1.3	0.9	1.4	2.3	—	—	1.1
	March 2022	**1.8**	**5.4**	**1.3**	**1.2**	**1.5**	**1.5**	**0.7**	**3.3**	**5.4**	**8.1**	**5.4**	**1.1**
– total	Dec 2021	1.8	5.8	1.4	1.3	1.5	1.2	0.8	2.9	3.7	7.1	6.0	1.0
	March 2021	2.0	5.1	1.5	1.5	1.6	1.3	0.9	3.2	3.8	6.1	5.0	1.1
Gold mined	**March 2022**	**282.0**	**74.0**	**—**	**—**	**—**	**—**	**—**	**208.0**	**72.8**	**65.0**	**70.2**	**—**
(000 ounces)*	Dec 2021	294.7	80.3	—	—	—	—	—	214.4	71.7	60.8	81.9	—
– underground ore	March 2021	251.1	62.6	—	—	—	—	—	188.5	73.6	50.8	64.1	—
	March 2022	**332.8**	**—**	**238.4**	**122.9**	**92.3**	**23.2**	**48.8**	**45.6**	**—**	**—**	**—**	**45.6**
– surface ore	Dec 2021	425.7	—	280.4	149.8	101.4	29.2	76.6	68.7	18.1	—	—	50.6
	March 2021	350.3	—	255.3	112.6	108.2	34.5	30.5	64.4	30.8	—	—	33.6
	March 2022	**614.8**	**74.0**	**238.4**	**122.9**	**92.3**	**23.2**	**48.8**	**253.6**	**72.8**	**65.0**	**70.2**	**45.6**
– total	Dec 2021	720.4	80.3	280.4	149.8	101.4	29.2	76.6	283.1	89.8	60.8	81.9	50.6
	March 2021	601.4	62.6	255.3	112.6	108.2	34.5	30.5	253.0	104.4	50.8	64.1	33.6
Ore milled/treated	**March 2022**	**1,480**	**345**	**—**	**—**	**—**	**—**	**—**	**1,135**	**454**	**292**	**389**	**—**
(000 tonnes)	Dec 2021	1,678	354	—	—	—	—	—	1,324	566	320	438	—
– underground ore	March 2021	1,482	362	—	—	—	—	—	1,120	437	297	385	—
	March 2022	**57**	**57**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
– underground waste	Dec 2021	53	53	—	—	—	—	—	—	—	—	—	—
	March 2021	26	26	—	—	—	—	—	—	—	—	—	—
	March 2022	**8,984**	**332**	**5,286**	**3,447**	**1,171**	**667**	**1,729**	**1,637**	**566**	**—**	**—**	**1,071**
– surface ore	Dec 2021	8,855	288	5,265	3,401	1,201	663	1,736	1,567	449	—	—	1,118
	March 2021	8,870	318	5,269	3,436	1,183	650	1,635	1,648	590	—	—	1,058
	March 2022	**10,520**	**734**	**5,286**	**3,447**	**1,171**	**667**	**1,729**	**2,772**	**1,021**	**292**	**389**	**1,071**
– total	Dec 2021	10,586	695	5,265	3,401	1,201	663	1,736	2,891	1,015	320	438	1,118
	March 2021	10,378	707	5,269	3,436	1,183	650	1,635	2,767	1,027	297	385	1,058
Yield	**March 2022**	**5.9**	**6.9**	**—**	**—**	**—**	**—**	**—**	**5.6**	**5.1**	**6.7**	**5.3**	**—**
(Grams per tonne)	Dec 2021	5.6	6.6	—	—	—	—	—	5.3	4.9	5.6	5.6	—
– underground ore	March 2021	4.9	5.0	—	—	—	—	—	4.8	4.6	5.3	4.7	—
	March 2022	**1.1**	**0.1**	**1.2**	**1.2**	**1.6**	**0.9**	**1.0**	**1.1**	**1.1**	**—**	**—**	**1.0**
– surface ore	Dec 2021	1.2	0.1	1.3	1.2	1.7	1.1	1.4	1.1	1.4	—	—	0.9
	March 2021	1.2	0.1	1.3	1.1	1.9	1.3	0.9	1.2	1.6	—	—	1.0
	March 2022	**1.8**	**3.3**	**1.2**	**1.2**	**1.6**	**0.9**	**1.0**	**2.9**	**2.9**	**6.7**	**5.3**	**1.0**
– combined	Dec 2021	1.9	3.4	1.3	1.2	1.7	1.1	1.4	3.0	3.4	5.6	5.6	0.9
	March 2021	1.7	2.6	1.3	1.1	1.9	1.3	0.9	2.6	2.8	5.3	4.7	1.0
Gold produced	**March 2022**	**279.6**	**76.8**	**—**	**—**	**—**	**—**	**—**	**202.8**	**73.9**	**63.0**	**65.9**	**—**
(000 ounces)*	Dec 2021	302.0	75.7	—	—	—	—	—	226.3	89.7	57.5	79.1	—
– underground ore	March 2021	231.5	58.6	—	—	—	—	—	172.9	64.3	50.9	57.6	—
	March 2022	**322.4**	**1.2**	**209.5**	**128.5**	**62.0**	**19.1**	**56.1**	**55.6**	**20.0**	**—**	**—**	**35.6**
– surface ore	Dec 2021	351.6	1.0	216.2	129.1	64.5	22.6	79.6	54.7	20.8	—	—	33.9
	March 2021	331.4	1.1	221.1	122.5	71.7	27.0	46.4	62.8	29.7	—	—	33.1
	March 2022	**602.0**	**78.0**	**209.5**	**128.5**	**62.0**	**19.1**	**56.1**	**258.4**	**93.9**	**63.0**	**65.9**	**35.6**
– total	Dec 2021	653.6	76.8	216.2	129.1	64.5	22.6	79.6	281.0	110.5	57.5	79.1	33.9
	March 2021	562.9	59.7	221.1	122.5	71.7	27.0	46.4	235.7	94.0	50.9	57.6	33.1
Cost of sales before gold inventory change and amortisation and depreciation	**March 2022**	**142**	**172**	**—**	**—**	**—**	**—**	**—**	**131**	**107**	**162**	**136**	**—**
(dollar per tonne)	Dec 2021	122	161	—	—	—	—	—	109	93	135	112	—
– underground	March 2021	133	169	—	—	—	—	—	121	101	142	127	—
	March 2022	**30**	**35**	**32**	**25**	**47**	**39**	**27**	**26**	**28**	**—**	**—**	**25**
– surface	Dec 2021	34	36	37	32	47	43	33	25	31	—	—	22
	March 2021	27	17	30	21	45	45	25	25	32	—	—	21
	March 2022	**46**	**110**	**32**	**25**	**47**	**39**	**27**	**69**	**63**	**162**	**136**	**25**
– total	Dec 2021	48	109	37	32	47	46	33	63	65	135	112	22
	March 2021	43	101	30	21	45	45	25	64	61	142	127	21

* Excludes surface material at South Deep.
[#] Includes only 45% of Asanko (Equity Accounted JV).

Certain forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the Securities Act) and Section 21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and production and operational guidance of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- changes in the market price of gold, and to a lesser extent copper and silver;
- material changes in the value of Rand and non-U.S. Dollar currencies;
- difficulties, operational delays, cost pressures and impact from labour relations following its restructuring at the South Deep operation in South Africa;
- the ability of the Group to comply with requirements that it provide benefits to affected communities;
- the effect of relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
- court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mineral rights legislation and the treatment of health and safety claims;
- the challenges associated with replacing annual mineral reserve and resource depletion as well as growing its reserve and resource base to extend the life of operations;
- the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
- the success of the Group's business strategy, development activities and other initiatives, particularly at the Salares Norte project;
- changes in technical and economic assumptions underlying Gold Fields' mineral reserve estimates;
- supply chain shortages and increases in the prices of production imports;
- changes in health and safety regulations that could lead to claims or liability for regulatory breaches;
- the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents;
- loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among Historically Disadvantaged Persons in management positions;
- power cost increases as well as power stoppages, fluctuations and usage constraints;
- regulation of greenhouse gas emissions and climate change;
- high debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions;
- the ability of the Group to protect its information technology and communication systems and the personal data it retains as well as the failure of such systems;
- the ability to obtain, renew and comply with, water use licences and water quality discharge standards;
- the occurrence of future acid mine drainage related pollution;
- geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits;
- economic, political or social instability in the countries where Gold Fields operates;
- downgrades in the credit rating of South Africa and its impact on Gold Fields' ability to secure financing;
- reliance on outside contractors to conduct some of its operations;
- ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents;
- the inability to modernise operations and remain competitive within the mining industry;
- the effects of regional re-watering at South Deep;
- the effects of a failure of a dam at a tailings facility and the closure of adjacent mines;
- actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at Gold Fields' operations that leads to censure, penalties or negative reputational impacts;
- the occurrence of labour disruptions and industrial actions;
- the adequacy of the Group's insurance coverage;
- financial flexibility could be limited by South African exchange control regulations;
- difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties;
- the costs and burdens associated with tenements in Australia which are subject to native title claims, including any compensation payable to native title holders;
- the impact of HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19);
- the identification of a material weakness in disclosure and internal controls over financial reporting;
- difficulty with participating in future issues of securities, or in bringing an action against Gold Fields, for shareholders outside South Africa;
- liquidity risks in trading ordinary shares on JSE Limited;
- Gold Fields' ability to pay dividends or make similar payments to its shareholders; and
- shareholders' equity interests in Gold Fields becoming diluted upon the exercise of outstanding share options.

Further details of potential risks and uncertainties affecting Gold Fields are described in Gold Fields' filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2021 and the annual report on Form 20-F for the fiscal year ended 31 December 2021. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company's external auditors.

Administration and corporate information

Corporate secretary
Anre Weststrate
Tel: +27 11 562 9719
Mobile: +27 83 635 5961
email: anre.weststrate@goldfields.com

Registered office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829

Office of the United Kingdom secretaries
London
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 (0) 20 7796 8644
email:general@corpserv.co.uk

American depository receipts transfer agent
Shareholder correspondence should be mailed to:
BNY Mellon
P O Box 505000
Louisville, KY 40233 – 5000

Overnight correspondence should be sent to:
BNY Mellon
462 South 4th Street, Suite 1600
Louisville, KY40202
email: shrrelations@cpushareownerservices.com
Phone numbers
Tel: 866 247 3871 Domestic
Tel: 201 680 6825 Foreign

Sponsor
J.P. Morgan Equities South Africa Proprietary Limited
1 Fricker Road
Illovo, Johannesburg 2196
South Africa

Investor enquiries
Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
email: avishkar.nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
email: thomas.mengel@goldfields.com

Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
email: sven.lunsche@goldfields.com

Transfer secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196

PO Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

United Kingdom
Link Group
10th Floor, Central Square
29 Wellington Street
Leeds
LSI 4 DL
England
Tel: 0371 664 0300

If you are outside the United Kingdom please call (0) 371 664 0300

Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Business is open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales.
email: shareholderenquiries@linkgroup.co.uk

Website
www.goldfields.com

Listings
JSE / NYSE / GFI

CA Carolus[†] (Chairperson) CI Griffith[•] (Chief Executive Officer) PA Schmidt[•] (Chief Financial Officer) A Andani[#†] PJ Bacchus[*†] MC Bitar[@†] TP Goodlace[†] JE McGill[^] PG Sibiya[†] SP Reid[^†] YGH Suleman[†]

[^] Australian [*] British [@]Chilean [#] Ghanaian
[†] Independent Director [•] Non-independent Director

Bastion





www.goldfields.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 5 May 2022

By: <u>/s/ C I Griffith</u>

Name: C I Griffith
Title: Chief Executive Officer